MEDIA CONTACT:	INVESTOR CONTACT:
Yardena Cogan	Yaron Eldad
e-SIM Ltd.	e-SIM Ltd.
+1-888-742-9364	+972-2-587-0770
ycogan@e-sim.co.il	yaron@e-sim.co.il

e-SIM Ltd. Reports First Quarter Earnings

JERUSALEM, Israel, June 20, 2005 -- e-SIM Ltd. (OTCBB: ESIMF.OB), a leading provider of MMI (Man-Machine Interface) Solutions for wireless devices, today announced its financial results for the first quarter, ended April 30, 2005.

Revenues for the first quarter of 2005 were $1,310,682, virtually the same as Q4 2004, and representing an increase of 8.6% compared to the revenues for Q1 2004, which were $1,206,740.

Gross profit for the current quarter was $873,971 as compared to $806,923 for Q4 2004, showing an increase of 8.3%; this quarter represents an increase of 16.8% in gross profits over the gross profit for Q1 2004 that stood at $748,055.

Total operating expenses for the recent quarter were $1,575,278, an increase of 4.3% from the previous quarter’s figure of $1,510,112, and 35.4% more than the total operating expenses of $1,163,073 in Q1 2004.

Net loss for the current quarter was $736,837 or $0.03 per share, compared with a net loss of $761,004 or $0.03 per share in the fourth quarter of 2004, a decrease of 3.2%. The quarter’s net loss represents an increase of 35.7% in comparison to the net loss of Q1 2004, which was $542,951 or $0.05 per share.

The company’s backlog of orders is $2 million.

About e-SIM
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. A wide range of platform vendors and wireless handset manufacturers use e-SIM’s MMI solutions including, Texas Instruments, Freescale (formerly Motorola SPS), NEC, Kyocera, BenQ, Sasken, and others. e-SIM's advanced MMI solution technology is built into millions of handsets on the market today.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

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e-SIM Ltd.
CONSOLIDATED BALANCE SHEETS
In U.S. Dollars

	April 30,	January 31,
	2005	2005
	(unaudited)	(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	153,210	728,042
Trade receivables	865,158	205,003
Other receivables and prepaid expenses	371,383	301,396
Total current assets	1,389,751	1,234,441

SEVERANCE PAY FUND	961,029	943,309
LONG TERM PREPAID EXPENSES	95,194	88,234
PROPERTY AND EQUIPMENT, NET	381,428	389,200

	$2,827,402	$2,655,184
LIABILITIES AND SHAREHOLDERS'
DEFICIENCY

CURRENT LIABILITIES:
Short term credit from banks	48,908	5,490
Current maturities of long term bank loans	1,733,003	1,867,538
Current maturities of long term convertible bank loans	881,094	881,094
Trade payables	702,798	628,090
Related parties	500,000	-
Employees and payroll accruals	1,211,132	837,014
Deferred revenues	724,506	909,940
Accrued expenses and other liabilities	677,482	483,742
Total current liabilities	6,478,923	5,612,908

LONG-TERM LIABILITIES:
Long term capital lease obligation, net of current maturities	54,611	61,042
Royalties to government authorities	433,868	553,518
Accrued severance pay	1,446,522	1,388,945
Related parties	1,803,894	1,689,467
Total long term liabilities	3,738,895	3,692,972
SHAREHOLDERS' DEFICIENCY	(7,390,416)	(6,650,696)

	$2,827,402	$2,655,184

e-SIM Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
In U.S. Dollars

	Three months ended April 30,		Year ended January 31,
	2005	2004	2005	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)

Revenues
Products	$385,610	$419,209	$1,404,009	$1,529,298	$3,253,026
Services	$773,826	$662,995	$2,831,185	$2,682,513	$2,916,085
Royalties	$151,246	$124,536	$850,107	$289,428	$51,021
	1,310,682	1,206,740	5,085,301	4,501,239	6,220,132

Cost of revenues
Products	31,996	34,414	158,958	122,022	267,132
Services	404,715	424,271	1,978,785	1,982,867	1,662,618
	436,711	458,685	2,137,743	2,104,889	1,929,750

Gross Profit	873,971	748,055	2,947,558	2,396,350	4,290,382

Operating Expenses
Research and development, net	660,934	381,244	1,728,549	1,560,386	1,463,965
Selling & marketing net, and general and administrative	914,344	781,829	3,547,205	3,740,665	4,459,952

Total operating expenses	1,575,278	1,163,073	5,275,754	5,301,051	5,923,917

Operating loss	(701,307)	(415,018)	(2,328,196)	(2,904,701)	(1,633,535)
Financial expenses (income)	35,530	127,933	328,238	1,343,159	(8,961)
Other expenses, net	-	-	-	-	94,640

Net loss	($736,837)	($542,951)	($2,656,434)	($4,247,860)	($1,719,214)

Basic & diluted net loss per share	($0.03)	($0.05)	($0.12)	($0.36)	($0.15)
Weighted average number of shares used in computing: basic and diluted loss per share	25,414,531	11,665,359	22,158,097	11,963,056	11,665,359